UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 1st, 2021

1. Date, Time and Place: On June 1st, 2021, at 12:00, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase.

5. Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1       Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Compensation Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan” and, together with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B5, B6 and B7 of the Compensation Plan, and to Series C4, C5, C6 and C7 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$17,726,689.34 (seventeen million, seven hundred twenty-six thousand, six hundred eighty-nine reais and thirty-four cents), by means of the issuance of 544,106 (five hundred, forty-four thousand, one hundred and six) common shares, provided that:

(i) 72,606 (seventy-two thousand, six hundred and six) common shares, at the issuance rate of R$42.80 (forty-two reais and eighty cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$3,107,536.80 (theree million, one hundred seven thousand, five hundred thirty-six reais and eighty cents), due to the exercise of options from Series C4; (ii) 22,363 (twenty-two thousand, three hundred sixty-three) common shares, at the issuance rate of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$223.63 (two hundred twenty-three reais and sixty-three cents), due to the exercise of options from Series B5; (iii) 124,354 (one hundred twenty four thousand, three hundred fifty-four) common shares, at the issuance rate of R$47.19 (forty-seven reais and nineteen cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$5,868,265.26 (five million, eight hundred sixty-eight thousand, two hundred sixty-five reais and twenty-six cents), due to the exercise of options from Series C5; (iv) 74,564 (seventy-four thousand, five hundred sixty-four) common shares, at the issuance rate of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$745.64 (seven hundred forty-five reais and sixty-four cents), due to the exercise of options from Series B6; (v) 102,302 (one hundred and two thousand, three hundred and two) common shares, at the issuance rate of R$53.23 (fifty-three reais and twenty-three cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$5,445,535.46 (five million, four hundred forty-five thousand, five hundred thirty-five reais and forty-six cents) due to the exercise of options from Series C6; (vi) 62,283 (sixty-two thousand, two hundred eighty-three) common shares, at the issuance rate of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$622.83 (six hundred twenty-two reais and eighty-three cents), due to the exercise of options from Series B7; and (vii) 85,634 (eighty-five thousand, six hundred thirty-four) common shares, at the issuance rate of R$ 38.58 (thirty-eight reais and fifty-eight cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$3,303,759.72 (three million, three hundred and three thousand, seven hundred fifty-nine reais and seventy-two cents) due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In accordance with Clause 5.5.2 of the Separation Agreement entered into between Companhia Brasileira de Distribuição (“CBD”) and the Company on December 14th, 2020 (“Agreement”), CBD and the Company agreed to amend the agreements currently in force in connection with the Stock Option Plan and Stock Option Compensation Plan of CBD, as well as create and take all actions deemed necessary to aprove new stock option and stock option compensation plans of the Company, and respective programs, in terms substantially similar to the terms and conditions of the referred plans of CBD. In this sense, the Board of Directors ratifies the closing price of the trading session held on March 1st, 2021 of the shares of CBD and of the Company to proportionalize the adjustment of the exercise price of the agreements of CBD currently in force and, therefore, the exercise price of the agreements of the Company.

In view of the aboce, the Company’s capital stock is amended from the current R$761,274,134.78 (seven hundred sixty-one million, two hundred seventy-four thousand, one hundred thirty-four reais and seventy-eight cents) to R$779,000,824.12 (seven hundred seventy-nine million, eight hundred twenty-four reais and twelve cents), fully subscribed and paid for, divided into 268,895,673 (two hundred sixty-eight million, eight hundred ninety-five thousand, six hundred seventy-three) common shares with no par value.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, June 1st, 2021. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, June 1st, 2021.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.